EXHIBIT (a)(5)(F)

For immediate release	Contact: Joseph Fitzgerald
January 16, 2004	(310) 449-3660

METRO-GOLDWYN-MAYER INC. ANNOUNCES PRELIMINARY RESULTS OF ITS

DUTCH AUCTION TENDER OFFER

Metro-Goldwyn-Mayer Inc. (NYSE: MGM) announced today the preliminary results of its “Dutch Auction” tender offer, which expired at 5:00 p.m., New York City time, on January 15, 2004.

MGM expects to purchase 10,000,000 shares at a purchase price of $17.00 per share, for a total cost of $170,000,000. Based on the preliminary count by Mellon Investor Services LLC, the depositary for the tender offer, approximately 16,531,474 shares of common stock, including approximately 5,374,361 shares that were tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at prices at or below $17.00 per share. Because the number of shares tendered at or below the $17.00 purchase price exceeds the number of shares that MGM offered to purchase, the resulting estimated proration factor is approximately 60.49% of the shares tendered.

MGM commenced the tender offer on December 4, 2003, when it offered to purchase up to 10,000,000 shares of its outstanding common stock at a price determined by MGM that was not greater than $18.00 nor less than $16.25 per share. As of January 15, 2004, MGM had 245,021,857 shares of common stock issued and outstanding. As a result of the completion of the tender offer, MGM expects to have 235,021,857 shares of common stock issued and outstanding as of the time immediately following payment for the tendered shares. The number of shares tendered and not withdrawn, the purchase price and the proration factor are preliminary and are subject to verification by Mellon Investor Services LLC. The actual number of shares validly tendered and not withdrawn, the purchase price and the final proration factor will be announced promptly following completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares validly tendered and accepted under the tender offer and will return all other shares tendered.

Subject to applicable law, MGM may, in the future, purchase additional shares of its common stock pursuant to its previously announced stock repurchase program, although MGM and its affiliates are prohibited from repurchasing shares until at least ten business days after January 15, 2004.

The financial advisor and dealer manager for the tender offer is Morgan Stanley & Co. Incorporated and the information agent is D.F. King & Co., Inc. The depositary is Mellon Investor Services LLC. For questions and information, please call the information agent toll free at 800-549-6697.

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Metro-Goldwyn-Mayer Inc. (NYSE: MGM), through its Metro-Goldwyn-Mayer Studios Inc. subsidiary, is actively engaged in the worldwide production and distribution of entertainment product, including motion pictures, television programming, home video, interactive media, music, and licensed merchandise. The Company owns the largest modern film library in the world, consisting of approximately 4,000 titles. Its operating units include MGM Pictures, United Artists, MGM Television Entertainment, MGM Networks, MGM Distribution Co., MGM Worldwide Television Distribution, MGM Home Entertainment, MGM On Stage, MGM Consumer Products, MGM Music, MGM Interactive and MGM Online. In addition, MGM has ownership interests in international television channels reaching over 100 countries around the globe. For more information on MGM, visit MGM Online at http://www.mgm.com.

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